 FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month ended November, 2011

ICON plc
(Registrant's name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
011-353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ICON plc

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. At September 30, 2011 we had approximately 8,350 employees, in 79 locations in 39 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistical, Central Laboratory, Imaging and Contract Staffing services. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. ICON plc’s principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000. For the three months ended September 30, 2011 we derived approximately 43.2%, 43.8% and 13.0% of our net revenue in the United States, Europe and Rest of World, respectively.

Recent Developments

Senior Management Changes

On September 7, 2011 the Company announced the retirement of Mr. Peter Gray as CEO.  Mr. Gray will take on the role of Vice-Chairman to facilitate a smooth transition and to assist the Board in continuing strategic development.  On the same day the Company announced the appointment of Mr. Ciaran Murray, previously CFO of the Company, as CEO.  Following Mr. Murray’s appointment, Mr. Brendan Brennan, Senior Vice President of Corporate Finance, will assume the role of acting CFO, while Mr. Diarmaid Cunningham, General Counsel, will assume the additional responsibility of Company Secretary.  The Company have commenced a process for the recruitment of Mr. Murray’s successor as CFO, a process they anticipate finalizing in early 2012.  All of the above management changes are effective October 1, 2011.

On November 1, 2011 the Company announced the appointment of Dr. Steve Cutler as Group President, Clinical Research Services.  Dr. Cutler has over 23 years’ experience within the pharmaceutical and CRO industry and joins ICON from Kendle where he held the position of Chief Executive Officer, having previously served as Kendle’s Chief Operating Officer. Prior to Kendle, Dr. Cutler spent 14 years with Quintiles where he served as Senior Vice President, Global Project Management; Senior Vice President, Clinical, Medical and Regulatory; Senior Vice President, Project Management - Europe; and Vice President, Oncology - Europe as well as regional leadership positions in South Africa and Australia. Prior to joining Quintiles Dr. Cutler held positions with Sandoz (now Novartis) in Australia and Europe. He holds a B.Sc. and a PhD from the University of Sydney and a Masters of Business Administration from the University of Birmingham (UK).

On November 1, 2011 the Company also announced that Mr. Alan Morgan, the former Group President, Clinical Research Services, has resigned from his position and will leave the organization at the end of April 2012 to pursue other opportunities.

Acquisitions

On July 14, 2011 the Company acquired Firecrest Clinical, a market leading provider of technology solutions that boost investigator site performance and study management, headquartered in Limerick, Ireland.  Firecrest Clinical provides a comprehensive site performance management system that is used to improve compliance consistency and execution of activities at investigative sites.

On January 14, 2011 the Company acquired Oxford Outcomes, a leading international health outcomes consultancy, headquartered in Oxford, UK, and with offices in the USA and Canada.  Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.

Bank facilities

On July 20, 2011 the Company agreed a three year committed multi currency revolving credit facility for $150 million with Citibank, JP Morgan, Ulster Bank, Deutsche Bank and Barclays Bank. Each bank subject to the agreement has committed an equal amount of $30 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the banks. This facility replaced all facilities previously in place with Bank of Ireland, AIB, Citibank and JP Morgan.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

	(Unaudited)	(Audited)
	September 30,	December 31,
	2011	2010
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$126,787	$255,706
Short term investments - available for sale	39,300	-
Accounts receivable	196,810	164,907
Unbilled revenue	133,211	101,431
Other receivables	16,370	12,451
Deferred tax asset	13,677	5,623
Prepayments and other current assets	25,115	20,592
Income taxes receivable	16,378	18,966
Total current assets	567,648	579,676
Other Assets:
Property, plant and equipment, net	172,203	170,861
Goodwill	282,948	175,860
Non-current other assets	4,711	4,353
Non-current income taxes receivable	291	482
Non-current deferred tax asset	11,148	10,028
Intangible assets	6,706	8,278
Total Assets	$1,045,655	$949,538
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$6,522	$12,314
Payments on account	137,460	134,240
Other liabilities	143,684	100,182
Deferred tax liability	1,219	956
Income taxes payable	1,685	2,634
Total current liabilities	290,570	250,326
Other Liabilities:
Non-current other liabilities	32,399	3,676
Non-current government grants	1,152	1,470
Non-current income taxes payable	8,598	10,205
Non-current deferred tax liability	15,494	13,862
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
60,496,900 shares issued and outstanding at September 30, 2011 and
60,247,092 shares issued and outstanding at December 31, 2010	5,085	5,063
Additional paid-in capital	206,703	196,960
Accumulated other comprehensive income	(693)	396
Retained earnings	486,347	467,580
Total Shareholders' Equity	697,442	669,999
Total Liabilities and Shareholders' Equity	$1,045,655	$949,538

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010
(UNAUDITED)
	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(in thousands except share and per share data)

Revenue:
Gross revenue	$335,332	$323,230	$958,575	$945,868
Reimbursable expenses	(94,560)	(98,135)	(255,461)	(277,910)

Net revenue	240,772	225,095	703,114	667,958

Costs and expenses:
Direct costs	158,343	139,460	453,679	401,647
Selling, general and administrative expense	71,629	60,008	188,856	171,225
Depreciation and amortization	9,667	8,002	27,969	25,005
Restructuring charges	4,815	-	9,817	-

Total costs and expenses	244,454	207,470	680,321	597,877

Income from operations	(3,682)	17,625	22,793	70,081
Interest income	378	543	905	1,183
Interest expense	(247)	(267)	(602)	(1,038)

Income before provision for income taxes	(3,551)	17,901	23,096	70,226
Provision for income taxes	888	1,998	(4,329)	(5,255)

Net income	$(2,663)	$19,899	$18,767	$64,971
Net income per Ordinary Share:
Basic	$(0.04)	$0.33	$0.31	$1.09
Diluted	$(0.04)	$0.33	$0.31	$1.07

Weighted average number of Ordinary Shares outstanding:

Basic	60,471,985	59,940,045	60,381,814	59,576,777

Diluted	61,063,020	60,743,403	61,096,464	60,576,058

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010
(UNAUDITED)
	Nine Months Ended
	September 30,	September 30,
	2011	2010
	(in thousands)
Cash flows from operating activities:
Net income	$18,767	$64,971
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	67	114
Depreciation and amortization	27,969	25,005
Amortization of grants	(87)	(108)
Share compensation expense	6,355	5,549
Deferred taxes	(7,385)	(406)
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(22,682)	10,040
Increase in unbilled revenue	(33,417)	(697)
(Increase)/decrease in other receivables	(4,203)	2
Increase in prepayments and other current assets	(4,389)	(4,978)
Increase in other non current assets	(357)	(720)
Decrease in payments on account	(5,234)	(20,075)
Increase/(decrease) in other current liabilities	14,170	(7,731)
(Decrease)/increase in other non current liabilities	(618)	476
Decrease/(increase) in income taxes receivable	894	(12,768)
Decrease in accounts payable	(7,478)	(3,173)

Net cash (used in)/provided by operating activities	(17,628)	55,501

Cash flows from investing activities:
Purchase of property, plant and equipment	(24,608)	(23,906)
Purchase of subsidiary undertakings	(62,777)	(3,411)
Cash acquired with subsidiary undertakings	8,300	-
Purchase of short term investments	(40,000)	(30,260)
Sale of short term investments	381	79,487

Net cash (used in)/provided by investing activities	(118,704)	21,910

Cash flows from financing activities:
Proceeds from the exercise of share options	3,010	11,645
Share issuance costs	(74)	(51)
Tax benefit from the exercise of share options	474	2,248
Repayment of other liabilities	-	(165)
Net cash provided by financing activities	3,410	13,677
Effect of exchange rate movements on cash	4,003	(4,600)
Net (decrease)/increase in cash and cash equivalents	(128,919)	86,488
Cash and cash equivalents at beginning of period	$255,706	$144,801

Cash and cash equivalents at end of period	$126,787	$231,289

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total

	(dollars in thousands, except share data)

Balance at December 31, 2010	60,247,092	$5,063	$196,960	$396	$467,580	$669,999

Comprehensive Income:
Net income	-	-	-	-	18,767	18,767
Currency translation adjustment	-	-	-	785	-	785
Currency impact of long term funding	-	-	-	(1,710)	-	(1,710)
Tax on currency impact of long term funding	-	-	-	155	-	155
Unrealized capital gain/(loss) - investments				(319)		(319)
Total comprehensive income						17,678
Exercise of share options	246,040	22	2,988	-	-	3,010
Issue of ordinary shares	3,768	-	-	-	-	-
Share issuance costs	-	-	(74)	-	-	(74)
Non-cash stock compensation expense	-	-	6,355	-	-	6,355
Tax benefit on exercise of options	-	-	474	-	-	474
Balance at September 30, 2011	60,496,900	$5,085	$206,703	$(693)	$486,347	$697,442

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2011
1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2010. Operating results for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2011.

2. Goodwill

	September 30,	December 31,
	2011	2010
	(in thousands)

Opening balance	$175,860	$173,568
Current period acquisitions	107,278	3,505
Prior period acquisitions	-	2,539
Foreign exchange movement	(190)	(3,752)
Closing balance	$282,948	$175,860

The goodwill balance relates entirely to the clinical research segment.

Acquisition of Firecrest Clinical

On July 14, 2011 the Company acquired 100% of the common stock of Firecrest Clinical Limited (“Firecrest”), a market leading provider of technology solutions that boost investigator site performance and study management, for an initial cash consideration of €17.0 million ($24.4 million).  Headquartered in Limerick, Ireland, Firecrest Clinical provides a comprehensive site performance management system that is used to improve compliance consistency and execution of activities at investigative sites. Further consideration of up to €33.0 million ($44.9 million) may become payable if certain performance milestones are achieved in the period to June 30, 2013. At September 30, 2011 the Company has accrued €32.7 million ($44.4 million) in relation to these performance milestones.

The acquisition of Firecrest has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

July 14
2011
(in thousands)
Property, plant and equipment	$695
Goodwill	67,560
Cash and cash equivalents	1,965
Other current assets	3,550
Current liabilities	(2,545)
Purchase price	$71,225

The Company has not finalized the acquisition accounting in respect of the Firecrest acquisition as at the date of this report.

Acquisition of Oxford Outcomes

On January 14, 2011 the Company acquired approximately 80% of the common stock of Oxford Outcomes Limited, a leading international health outcomes consultancy business, headquartered in Oxford, United Kingdom, and with offices in the USA and Canada, for an initial cash consideration of £17.8 million ($27.7 million).  Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.  Further consideration of up to £6.5 million ($10.2 million) may become payable during the period to March 31, 2012 if certain performance milestones are achieved.  In July 2011 the Company paid £3.3 million ($5.2 million) in respect of the first element of this additional consideration. £3.2 million ($5.0 million) was accrued at September 30, 2011 in respect of the remaining performance milestones.  In addition, the acquisition agreement provided for certain working capital targets to be achieved by Oxford Outcomes Limited on completion.  In May 2011 the Company paid an additional £3.3 million ($5.5 million) on completion of this review.

On January 14, 2011 a put and call option was also agreed between the Company and the selling shareholders for the acquisition of the remaining common stock of Oxford Outcomes Limited during the year ended December 31, 2011 for cash consideration of £3.8 million ($6.0 million).  Further consideration of up to £1.5 million ($2.3 million) relating to this remaining common stock may become payable during the period to March 31, 2012 if certain performance milestones are achieved.  £3.8 million ($6.0 million) was accrued at September 30, 2011 in respect of the additional consideration payable relating to this option and a further £1.5 million ($2.3 million) was accrued relating to the potential additional consideration payable in respect of the performance milestones.  On October 20, 2011 this option was exercised and £3.8 million ($6.0 million) was paid by the Company to the selling shareholders together with a further £0.7 million ($1.1 million) in respect of the first element of amounts due in respect of the performance milestones.

The acquisition of Oxford Outcomes has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

January 14
2011
(in thousands)
Property, plant and equipment	$490
Goodwill	39,718
Cash and cash equivalents	6,335
Other current assets	6,679
Current liabilities	(1,995)
Purchase price	$51,227

The Company has not finalized the acquisition accounting in respect of the Oxford Outcomes acquisition as at the date of this report.

Prior Period Acquisitions - Acquisition of Timaq Medical Imaging

On May 17, 2010 the Company acquired Timaq Medical Imaging (“Timaq”), a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, located in Zurich, Switzerland for an initial cash consideration of CHF 1.3 million ($1.2 million).  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($3.1 million) if these milestones are achieved during the years ended December 31, 2010 to December 31, 2013. On December 31, 2010 CHF 0.3 million ($0.3 million) was paid to the former shareholders in respect of certain milestones for the year ended December 31, 2010.  CHF 2.6 million ($2.9 million) has been accrued in relation to the remaining milestones at September 30, 2011.

The acquisition of Timaq has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the fair values of the assets acquired and the liabilities assumed:

May 17
2010
(in thousands)
Property, plant and equipment	$107
Goodwill	3,505
Intangible assets	770
Other current assets	160
Current liabilities	(719)
Purchase price	$3,823

Goodwill represents the acquisition of an established workforce with experience in the provision of advanced imaging services to pharmaceutical and biotechnology customers in the European market.

3. Restructuring charges

Restructuring charges recognized during the three and nine months ended September 30, 2011 comprise:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(in thousands)

Restructuring charges	$4,815	$-	$9,817	$-

During the three months ended March 31, 2011 the Company commenced a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of an initial restructuring plan (the “Q1 Restructuring Plan”), which resulted in the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million in respect of this plan was recognized during the three months ended March 31, 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions. $3.5 million of costs recognised under the Q1 Restructuring Plan related to the clinical research segment, while $1.5 million related to our central laboratory business.  During the three months ended September 30, 2011 the Company implemented a further restructuring plan (the “Q3 Restructuring Plan”) which resulted in the relocation of the Company’s facility in Maryland, USA; and further resource rationalizations.  A restructuring charge of $4.8 million was recognized during the three months ended September 30, 2011 in respect of this plan, $0.9 million in respect of lease termination and exit costs associated with the closure of the existing Maryland facility and $3.9 million in respect of workforce reductions.  All costs recognised under the Q3 Restructuring Plan related to the clinical research segment.

Details of the movement in the Q1 Restructuring Plan recognised during the nine months ended September 30, 2011 are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Initial provision recognised	$3,956	$1,046	$5,002

Cash payments	(3,175)	(168)	(3,343)
P,P&E write-off	-	(42)	(42)
Foreign exchange movement	(4)	(24)	(28)
Closing provision	$777	$812	$1,589

Details of the movement in the Q3 Restructuring Plan recognised during the three months ended September 30, 2011 are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Initial provision recognised	$3,881	$934	$4,815

Cash payments	(1,013)	-	(1,013)
Foreign exchange movement	(106)	-	(106)
Closing provision	$2,762	$934	$3,696

4. Income Taxes

As at September 30, 2011 the Company maintains a $8.3 million liability (December 31, 2010: $9.7 million) for unrecognized tax benefit, which is comprised of $6.7 million (December 31, 2010: $8.1 million) related to items generating unrecognized tax benefits and $1.6 million (December 31, 2010: $1.8 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2006 through 2010 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

5. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	60,471,985	59,940,045	60,381,814	59,576,777
Effect of dilutive share options outstanding	591,035	803,358	714,650	999,281
Weighted average number of ordinary shares for diluted net income per ordinary share	61,063,020	60,743,403	61,096,464	60,576,058

6. Stock Options

On July 21, 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each stock option agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan.   No options may be granted under the 2008 Option Plans after July 21, 2018.

On July 21, 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  Each grant of an option under the 2003 Share Option Plan will be evidenced by a stock option agreement between the employee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Share Option Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Share Option Plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determines otherwise. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Share Option Plan during any calendar year to any employee shall be 400,000 ordinary shares.  No options can be granted after January 17, 2013.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at September 30, 2011 is eight years.

Stock Options

The following table summarizes option activity during the nine months ended September 30, 2011:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2010	4,798,677	$21.71	$8.47

Granted	809,449	$20.29	$8.53
Exercised	(246,040)	$12.23	$5.29
Forfeited	(379,523)	$25.70	$9.83

Outstanding at September 30, 2011	4,982,563	$21.64	$8.54	4.67

Exercisable at September 30, 2011	2,553,258	$19.64	$7.83	3.31

The Company has granted options with fair values ranging from $3.68 to $13.93 per option or a weighted average fair value of $7.15 per option.  The Company issues new ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at September 30, 2011 was 2,553,258.  Fully vested share options at September 30, 2011 have an average remaining contractual term of 3.6 years, an average exercise price of $19.64 and a total intrinsic value of $7.7 million. The total intrinsic value of options exercised during the nine months ended September 30, 2011 was $1.5 million (September 30, 2010: $11.4 million).

The following table summarizes the movement in non-vested share options during the nine months ended September 30, 2011:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2010	2,673,674	$24.76	$9.48

Granted	809,449	$20.29	$8.53
Vested	(807,537)	$23.16	$9.05
Forfeited	(246,281)	$25.25	$9.72

Non vested outstanding at September 30, 2011	2,429,305	$23.75	$9.28

Stock Option Fair Values and Assumptions

The weighted average fair value of options granted during the period ended September 30, 2011 and September 30, 2010 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions used were as follows:

	Nine Months Ended
	September 30,	September 30,
	2011	2010

Weighted average fair value	$8.53	$9.15
Assumptions:
Expected volatility	45%	45%
Dividend yield	0%	0%
Risk-free interest rate	1.5% - 2.3%	1.7%
Expected life	5 years	4.05 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units

The Company has awarded restricted Share Units (“RSU’s”) to certain key executives of the Group.  Details of RSU’s granted during the nine months ended September 30, 2011 were as follows:

RSU’s Awarded	Date of Award	Vesting Date	Market Price on Date of Award

100,000	February 10, 2011	February 10, 2016	$22.11

120,000	March 3, 2011	March 3, 2014	$20.28

10,000	June 7, 2011	June 7, 2014	$24.60

The Company also awarded RSU’s in prior periods.  On August 7, 2008 the Company awarded 6,280 RSU’s to certain key employees of the Group.  These RSU’s vested over periods ranging from February 26, 2009 to February 26, 2011.  The market value of the Company’s ordinary shares on date of award was $41.95.  On August 16, 2010 the Company issued 2,512 ordinary shares relating to certain of these RSU awards.  On May 20, 2011 the Company issued a further 3,768 ordinary shares relating to the remaining RSU awards.

The following table summarizes the movement in non-vested RSU’s during the nine months ended September 30, 2011:

	Number of Units	Weighted Average Fair Value

Non vested outstanding at December 31, 2010	1,256	$41.95

Granted	230,000	$21.26
Vested	(1,256)	$41.95
	-	-
Non vested outstanding at September 30, 2011	230,000	$21.26

The fair value of stock awards vested for the nine months ended September 30, 2011 totaled $0.1 million (2010: $0.1 million).

Non-cash stock compensation expense

Non-cash stock compensation expense for the nine months ended September 30, 2011 has been allocated to direct costs and selling, general and administrative expenses as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(In thousands)		(In thousands)
Direct costs	$1,222	$1,018	$3,502	$3,025
Selling, general and administrative expense	$996	$829	$2,853	$2,524

	$2,218	$1,847	$6,355	$5,549

Total non-cash stock compensation expense not yet recognized at September 30, 2011 amounted to $15.5 million.  The weighted average period over which this is expected to be recognized is 3.0 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $0.5 million for the nine months ended September 30, 2011 (2010: $2.2 million).

7. Segment Information

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information.

The Company operates predominantly in the contract clinical research industry providing a broad range of clinical research and integrated product development services on a global basis for the pharmaceutical and biotechnology industries. Historically, the Company organized, operated and assessed its business in two segments, the clinical research segment and the central laboratory segment, which includes the Company’s central laboratories located in Dublin, New York, India, Singapore and China. During the year ended December 31, 2009 management determined that its clinical research and central laboratory businesses operate in the same clinical research market, have a similar customer profile, are subject to the same regulatory environment, support the development of new clinical therapies and are so economically similar, reporting their results on an aggregated basis would be more useful to users of the Company’s financial statements. In addition, the central laboratory division did not reach the thresholds of net revenue, income from operations and total assets as a requirement for being reported as a separate segment.  Accordingly, the Company consolidated and reclassified the results of the former central laboratory segment into the clinical research segment for the three and nine months ended September 30, 2010.

During the year ended December 31, 2010 the Company incurred losses in its central laboratory business, which in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information requires it to be reported as a separate segment.  Accordingly the Company has disclosed two reportable segments for the three and nine months ended September 30, 2011.  The Company has reclassified the results of the central laboratory segment from the clinical research segment for three and nine months ended September 30, 2011.

The Company's areas of operation outside of Ireland principally include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Finland, Switzerland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, Hong Kong, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa. Segment information as at September 30, 2011 and December 31, 2010 and for the three and nine months ended September 30, 2011 and September 30, 2010 is as follows:

a)  The distribution of net revenue by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Ireland	$13,872	$28,118	$67,305	$90,996
Rest of Europe	91,696	72,897	258,641	213,747
U.S.	103,992	100,038	290,382	294,369
Other	31,212	24,042	86,786	68,846
Total	$240,772	$225,095	$703,114	$667,958

* All sales shown for Ireland are export sales.

b)  The distribution of net revenue by business segment was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Clinical research	$221,226	$210,191	$650,233	$621,200
Central laboratory	19,546	14,904	52,881	46,758
Total	$240,772	$225,095	$703,114	$667,958

c)  The distribution of income from operations by geographical area was as follows:

	Three Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2011	2011	2010
	Excluding Restructuring Charges	Restructuring Charges	Including Restructuring Charges
	(in thousands)
Ireland	$(17,389)	$(1,479)	$(18,868)	$4,410
Rest of Europe	7,535	(1,197)	6,338	4,987
U.S.	8,730	(2,139)	6,591	6,569
Other	2,257	-	2,257	1,659
Total	$1,133	$(4,815)	$(3,682)	$17,625

	Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2011	2011	2010
	Excluding Restructuring Charges	Restructuring Charges	Including Restructuring Charges
	(in thousands)
Ireland	$(19,186)	$(1,564)	$(20,750)	$27,469
Rest of Europe	24,376	(3,000)	21,376	17,919
U.S.	21,621	(5,253)	16,368	20,001
Other	5,799	-	5,799	4,692
Total	$32,610	$(9,817)	$22,793	$70,081

d) The distribution of income from operations by business segment was as follows:

	Three Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2011	2011	2010
	Excluding Restructuring Charges	Restructuring Charges	Including Restructuring Charges
	(in thousands)
Clinical research	$1,007	$(4,815)	$(3,808)	$25,218
Central laboratory	126	-	126	(7,593)
Total	$1,133	$(4,815)	$(3,682)	$17,625

	Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2011	2011	2010
	Excluding Restructuring Charges	Restructuring Charges	Including Restructuring Charges
	(in thousands)
Clinical research	$34,623	$(8,272)	$26,351	$78,748
Central laboratory	(2,013)	(1,545)	(3,558)	(8,667)
Total	$32,610	$(9,817)	$22,793	$70,081

e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	September 30,	December 31,
	2011	2010
	(in thousands)
Ireland	$113,394	$109,919
Rest of Europe	17,267	16,675
U.S.	32,634	33,855
Other	8,908	10,412
Total	$172,203	$170,861

f) The distribution of property, plant and equipment, net, by business segment was as follows:

	September 30,	December 31,
	2011	2010
	(in thousands)
Clinical research	$152,613	$149,755
Central laboratory	19,590	21,106
Total	$172,203	$170,861

g) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Ireland	$3,628	$2,470	$9,810	$7,447
Rest of Europe	2,121	1,336	5,557	4,195
U.S.	2,995	3,166	9,463	10,381
Other	923	1,030	3,139	2,982
Total	$9,667	$8,002	$27,969	$25,005

h) The distribution of depreciation and amortization by business segment was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Clinical research	$8,496	$6,805	$24,193	$21,330
Central laboratory	1,171	1,197	3,776	3,675
Total	$9,667	$8,002	$27,969	$25,005

i) The distribution of total assets by geographical area was as follows:

	September 30,	December 31,
	2011	2010
	(in thousands)
Ireland	$384,688	$418,098
Rest of Europe	237,738	173,668
U.S.	388,274	329,971
Other	34,955	27,801
Total	$1,045,655	$949,538

  j) The distribution of total assets by business segment was as follows:

	September 30,	December 31,
	2011	2010
	(in thousands)
Clinical research	$992,578	$889,534
Central laboratory	53,077	60,004
Total	$1,045,655	$949,538

  k) The following table sets forth the clients which represented 10% or more of the Company’s net revenue in each of the periods set out below:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Client A	14.6%	*	13.7%	*

* Net revenue did not exceed 10%

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2010. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. Our preferred approach is to use dedicated teams to achieve optimum results, but we can implement a range of resourcing models to suit client requirements, and increasingly our teams are flexibly applied to minimize costs for our clients.

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. Currently, we have approximately 8,350 employees, in 79 locations in 39 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management, Biostatistics, Central Laboratory, Imaging and Contract Staffing services.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue for contracts is recognized using on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. All investigator fees and certain other costs, where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At September 30, 2011 we had a backlog of approximately $2.2 billion, compared with approximately $1.9 billion at December 31, 2010.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. Selling, general and administrative expenses comprise compensation, related fringe benefits and share based compensation expense for non project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems.

As the nature of our business involves the management of projects having a typical duration of one to three years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended September 30, 2011 compared with Three Months Ended September 30, 2010

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	September 30, 2011	September 30, 2010	2010 to 2011
			Percentage
	Percentage of Net Revenue		Increase/ (decrease)

Net revenue	100.0%	100.0%	7.0%
Costs and expenses:
Direct costs	65.8%	61.9%	13.5%
Selling, general and administrative expense	29.7%	26.7%	19.4%
Depreciation and amortization	4.0%	3.6%	20.8%
Restructuring charges	2.0%	-	100%
Income from operations	(1.5%)	7.8%	(120.9)%

Net revenue for the period increased by $15.7 million, or 7.0%, from $225.1 million for the three months ended September 30, 2010 to $240.8 million for the three months ended September 30, 2011.  Net revenue in our clinical research segment increased by $11.0 million, or 5.2%, from $210.2 million for the three months ended September 30, 2010 to $221.2 million for the three months ended September 30, 2011.  In our central laboratory business, net revenue increased by $4.7 million, or 31.5%, from $14.9 million for the three months ended September 30, 2010 to $19.6 million for the three months ended September 30, 2011. For the three months ended September 30, 2011 we derived approximately 43.2%, 43.8% and 13.0% of our net revenue in the United States, Europe and Rest of World, respectively.

Direct costs for the period increased by $18.8 million, or 13.5%, from $139.5 million for the three months ended September 30, 2010 to $158.3 million for the three months ended September 30, 2011. Direct costs in our clinical research segment increased by $20.8 million, or 16.7%, from $124.7 million for the three months ended September 30, 2010 to $145.5 million for the three months ended September 30, 2011.  The Company has entered a number of strategic relationships with sponsors in recent months and further expanded operations in certain territories. This has necessitated significant upfront investment in personnel and related infrastructure in advance of anticipated revenue flows from this business.  In our central laboratory business, direct costs decreased by $2.0 million, or 13.5%, from $14.8 million for the three months ended September 30, 2010 to $12.8 million for the three months ended September 30, 2011. The decrease in direct costs in our central laboratory business during the three months ended September 30, 2011 has resulted principally from a reduction in personnel related costs and laboratory costs during the period, a result of restructuring activities undertaken during the three months ended March 31, 2011 and ongoing cost management. Direct costs as a percentage of net revenue increased to 65.8% for the three months ended September 30, 2011 from 61.9% for the three months ended September 30, 2010.

Selling, general and administrative expense for the period increased by $11.6 million, or 19.3%, from $60.0 million for the three months ended September 30, 2010 to $71.6 million for the three months ended September 30, 2011. The increase in selling, general and administrative expense for the period arose primarily from an increase in personnel related expenditure of $6.5 million, including increases in recruitment expenditure, travel costs for non project-related employees and key employee retention costs, an increase in facility and information systems costs of $4.7 million, an increase in professional service costs of $3.2 million, and an increase in other general overhead costs of $0.6million.  As a percentage of net revenue, selling, general and administrative expenses increased from 26.7% for the three months ended September 30, 2010 to 29.7% for the three months ended September 30, 2011.

Depreciation and amortization expense for the period increased by $1.7 million, or 21.3%, from $8.0 million for the three months ended September 30, 2010 to $9.7 million for the three months ended September 30, 2011. As a percentage of net revenue, depreciation and amortization expense increased from 3.6%  for the three months ended September 30, 2010 to 4.0% for the three months ended September 30, 2011.

During the three months ended March 31, 2011 the Company commenced a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of an initial restructuring plan (the “Q1 Restructuring Plan”), the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million in respect of this plan was recognized during the three months ended March 31, 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions.  $3.5 million of costs recognised under the Q1 Restructuring Plan related to the clinical research segment, while $1.5 million related to our central laboratory business.  During the three months ended September 30, 2011 the Company implemented a further restructuring plan (the “Q3 Restructuring Plan”) which resulted in the relocation of the Company’s facility in Maryland, USA; and further resource rationalizations.  A restructuring charge of $4.8 million was recognized during the three months ended September 30, 2011 in respect of this plan, $0.9 million in respect of lease termination and exit costs associated with the closure of the existing Maryland facility and $3.9 million in respect of workforce reductions. All costs recognised under the Q3 Restructuring Plan related to the clinical research segment.

As a result of the above, income from operations for the period decreased by $21.3 million, from $17.6 million for the three months ended September 30, 2010 to ($3.7) million for the three months ended September 30, 2011. As a percentage of net revenue, income from operations decreased from 7.8% for the three months ended September 30, 2010 to (1.5)% for the three months ended September 30, 2011. In our clinical research segment, income from operations decreased from 12.0% of net revenue for the three months ended September 30, 2010 to (1.7)% of net revenue for the three months ended September 30, 2011, a result of our significant upfront investment in personnel in this business. In our central laboratory business, income/(loss) from operations was (50.9)% for the three months ended September 30, 2010 compared to a 0.6% for the three months ended September 30, 2011.  The improvement in performance in our central laboratory business during the three months ended September 30, 2011 has resulted from a combination of revenue flows from increased business wins in recent quarters, restructuring activities undertaken during the three months ended March 31, 2011 and ongoing cost management.

Excluding the impact of restructuring charges recognized during the three months ended September 30, 2011, income from operations decreased by $16.5 million, from $17.6 million for the three months ended September 30, 2010 to $1.1 million for the three months ended September 30, 2011.  As a percentage of net revenue, income from operations excluding restructuring costs decreased from 7.8% for the three months ended September 30, 2010 to 0.5% for the three months ended September 30, 2011.  In our clinical research segment, income from operations excluding restructuring costs decreased from 12.0% of net revenue for the three months ended September 30, 2010 to 0.5% of net revenue for the three months ended September 30, 2011.

Interest expense for the period decreased from $0.3 million for the three months ended September 30, 2010 to $0.2 million for the three months ended September 30, 2011.  This decrease arose from reduced commitment fees payable on negotiated facilities, arising from the reduction in amounts available to draw under such facilities over the period since September 30, 2010. Interest income for the three months ended September 30, 2011 decreased from $0.5 million for the three months ended September 30, 2010 to $0.4 million for the three months ended September 30, 2011.

Provision for income taxes for the period decreased from a net tax credit of $2.0 million for the three months ended September 30, 2010 to a net tax credit of $0.9 million for the three months ended September 30, 2011.  During the three months ended September 30, 2011 the Company released $2.0 million in provisions for unrecognized tax benefits, arising from both the settlement of positions with the relevant tax authorities and the expiration of the relevant statute of limitations in certain jurisdictions, allowing for the recognition of these benefits during the three months ended September 30, 2011.  During the three months ended September 30, 2010, the Company released $6.0 million in provisions for unrecognized tax benefits, arising from both the settlement of positions with the relevant tax authorities and the expiration of the relevant statute of limitations in certain jurisdictions, allowing for the recognition of these benefits during the three months ended September 30, 2010.

Nine Months Ended September 30, 2011 compared with Nine Months Ended September 30, 2010

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Nine Months Ended
	September 30 2011	September 30 2010	2010 to 2011
			Percentage
	Percentage of Net Revenue		Increase/ (decrease)

Net revenue	100.0%	100.0%	5.3%
Costs and expenses:
Direct costs	64.5%	60.2%	13.0%
Selling, general and administrative expense	26.9%	25.6%	10.3%
Depreciation and amortization	4.0%	3.7%	11.9%
One-time net charges	1.4%	0.0%	100.0%
Income from operations	3.2%	10.5%	(67.5)%

Net revenue for the period increased by $35.1 million, or 5.3%, from $668.0 million for the nine months ended September 30, 2010 to $703.1 million for the nine months ended September 30, 2011. Net revenue in our clinical research segment increased by $29.0 million, or 4.7%, from $621.2 million for the nine months ended September 30, 2010 to $650.2 million for the nine months ended September 30, 2011. In our central laboratory business, net revenue increased by $6.1 million, or 13.0%, from $46.8 million for the nine months ended September 30, 2010 to $52.9 million for the nine months ended September 30, 2011. For the nine months ended September 30, 2011 we derived approximately 41.3%, 46.4% and 12.3% of our net revenue in the United States, Europe and Rest of World, respectively.

Direct costs for the period increased by $52.1 million, or 13.0%, from $401.6 million for the nine months ended September 30, 2010 to $453.7 million for the nine months ended September 30, 2011. Direct costs in our clinical research segment increased by $48.9 million, or 13.3%, from $367.7 million for the nine months ended September 30, 2010 to $416.6 million for the nine months ended September 30, 2011. The Company has entered a number of strategic relationships with sponsors in recent months and further expanded operations in certain territories. This has necessitated significant upfront investment in personnel and related infrastructure in advance of anticipated revenue flows from this business.  In our central laboratory business, direct costs increased by $3.2 million, or 9.4%, from $33.9 million for the nine months ended September 30, 2010 to $37.1 million for the nine months ended September 30, 2011. Direct costs as a percentage of net revenue increased from 60.2% for the nine months ended September 30, 2010 to 64.5% for the nine months ended September 30, 2011.

Selling, general and administrative expense for the period increased by $17.7 million, or 10.3%, from $171.2 million for the nine months ended September 30, 2010 to $188.9 million for the nine months ended September 30, 2011. The increase in selling, general and administrative expense for the period arose primarily from an increase in facilities and information costs of $10.5 million, an increase in personnel related expenditure of $6.4 million, including increases in recruitment expenditure, travel costs associated with non project-related employees and key employee retention costs, an increase in professional service costs of $8.7 million and an increase in other general overhead costs of $0.5 million. These increases were offset by the release of certain non-recurring tax related provisions of approximately $6.0 million in both our clinical research and central laboratory businesses, arising from the receipt of additional information in relation to these items    As a percentage of net revenue, selling, general and administrative expense, increased from 25.6% for the nine months ended September 30, 2010 to 26.9% for the nine months ended September 30, 2011.

Depreciation and amortization expense for the period increased by $3.0 million, or 12.0%, from $25.0 million for the nine months ended September 30, 2010 to $28.0 million for the nine months ended September 30, 2011. As a percentage of net revenue, depreciation and amortization expense increased from 3.7% for the nine months ended September 30, 2010 to 4.0% for the nine months ended September 30, 2011.

During the three months ended March 31, 2011 the Company commenced a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of an initial restructuring plan (the “Q1 Restructuring Plan”), the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million in respect of this plan was recognized during the three months ended March 31, 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions. $3.5 million of costs recognised under the Q1 Restructuring Plan related to the clinical research segment, while $1.5 million related to our central laboratory business.  During the three months ended September 30, 2011 the Company implemented a further restructuring plan (the “Q3 Restructuring Plan”) which resulted in the relocation of the Company’s facility in Maryland, USA; and further resource rationalizations.  A restructuring charge of $4.8 million was recognized during the three months ended September 30, 2011 in respect of this plan, $0.9 million in respect of lease termination and exit costs associated with the closure of the existing Maryland facility and $3.9 million in respect of workforce reductions.  All costs recognised under the Q3 Restructuring Plan related to the clinical research segment.

As a result of the above, income from operations for the period decreased by $47.3 million, from $70.1 million for the nine months ended September 30, 2010 to $22.8 million for the nine months ended September 30, 2011.  As a percentage of net revenue, income from operations decreased from 10.5% for the nine months ended September 30, 2010 to 3.2% for the nine months ended September 31, 2011. In our clinical research segment, income from operations as a percentage of net revenue decreased from 12.7% for the nine months ended September 30, 2010 to 4.1% for the nine months ended September 30, 2011.  In our central laboratory business, income/(loss) from operations was (18.5)% for the nine months ended September 30, 2010 compared to (6.7)% for the nine months ended September 30, 2011.

Excluding the impact of restructuring charges recognized during the nine months ended September 30, 2011 income from operations decreased by $37.5 million, from $70.1 million for the nine months ended September 30, 2010 to $32.6 million for the nine months ended September 30, 2011. As a percentage of net revenue, income from operations excluding restructuring costs decreased from 10.5% for the nine months ended September 30, 2010 to 4.6% for the nine months ended September 30, 2011. In our clinical research segment, income from operations excluding restructuring costs decreased from 12.7% of net revenue for the nine months ended September 30, 2010 to 5.3% of net revenue for the nine months ended September 30, 2011, a result of our continued investment in personnel in this business. In our central laboratory business, income/(loss) from operations excluding restructuring charges was (18.5)% of net revenue for the nine months ended September 30, 2010 compared to (3.8)% of net revenue for the nine months ended September 30, 2011.

Interest expense for the period decreased from $1.0 million for the nine months ended September 30, 2010 to $0.6 million for the nine months ended September 30, 2011.  This decrease arose from reduced commitment fees payable on negotiated facilities, arising from the reduction in amounts available to draw under such facilities over the period since September 30, 2010. Interest income for the period decreased from $1.2 million for the nine months ended September 30, 2010 to $0.9 million for the nine months ended September 30, 2011.

Provision for income taxes for the period decreased from $5.2 million for the nine months ended September 30, 2010 to $4.3 million for the nine months ended September 30, 2011.  During the nine months ended September 30, 2011 the Company released $2.0 million in provisions for unrecognized tax benefits, arising from both the settlement of positions with the relevant tax authorities and the expiration of the relevant statute of limitations in certain jurisdictions, allowing for the recognition of these benefits during the nine months ended September 30, 2011. During the nine months ended September 30, 2010 the Company released $6.0 million in provisions for unrecognized tax benefits, arising from both the settlement of positions with the relevant tax authorities and the expiration of the relevant statute of limitations in certain jurisdictions, allowing for the recognition of these benefits during the nine months ended September 30, 2010. Excluding the impact of the release of provisions for uncertain tax benefits the Company’s effective tax rate for the nine months ended September 30, 2011 was 27.4% compared with 16.0% for the nine months ended September 30, 2010.  The Company’s effective tax rate is primarily a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase and sale of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

The Company’s cash and short-term investment balances at September 30, 2011 amounted to $166.1 million compared with cash and short-term investment balances of $255.7 million at December 31, 2010.  The Company’s cash and short-term investment balances at September 30, 2011 comprised cash and cash equivalents $126.8 million and short-term investments $39.3 million.  The Company’s cash and short-term investment balances at December 31, 2010 comprised cash and cash equivalents $255.7 million.  Additional amounts available to the Group under negotiated facilities amounted to $150.0 million at September 30, 2011 compared to $55.9 million at December 31, 2010.

Net cash used in operating activities was $17.6 million for the nine months ended September 30, 2011 compared with net cash provided by operating activities of $55.5 million for the nine months ended September 30, 2010.  The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts.  The decrease in cash flow from operating activities during the nine months ended September 30, 2011 arose primarily from a decrease in net income together with an increase in the number of days revenue outstanding during the period.  The number of days revenue outstanding at September 30, 2011 was 52 days compared to 37 days at December 31, 2010.

Net cash used in investing activities was $118.7 million for the nine months ended September 30, 2011 compared to net cash provided by investing activities of $21.9 million for the nine months ended September 30, 2010. Net cash used in/provided by investing activities comprises primarily of capital expenditure, the purchase and sale of short-term investments and cash paid for acquisitions.  Capital expenditure for the nine months ended September 30, 2011 amounted to $24.6 million, compared to $23.9 million for the nine months ended September 30, 2010 and comprised primarily of expenditure on global infrastructure and information technology systems to support the Company’s growth. During the nine months ended September 30, 2010 the Company realized a net $49.2 million from the sale of its short-term investments. Amounts realized from the sale of short-term investments during the nine months ended September 30, 2010 were reinvested in cash equivalents.  During the nine months ended September 30, 2011 the Company invested a net $39.6 million in short-term investments.

Cash paid for acquisitions during the nine months ended September 30, 2011 amounted to $62.8 million compared to cash paid for acquisitions of $3.4 million during the nine months ended September 30, 2010. On January 14, 2011 the Company acquired approximately 80% of the common stock of Oxford Outcomes Limited, a leading international health outcomes consultancy business, headquartered in Oxford, United Kingdom for an initial cash consideration of £17.8 million ($27.7 million). Cash acquired on the acquisition of Oxford amount to £4.0 million ($6.3 million).  Further consideration of up to £6.5 million ($10.2 million) may become payable during the period to 31 March 2012 if certain performance milestones are achieved. In July 2011 the Company paid £3.3 million ($5.2 million) in respect of the first element of this additional consideration. £3.2 million ($5.0 million) was accrued at September 30, 2011 in respect of the remaining performance milestones.  In addition, the acquisition agreement provided for certain working capital targets to be achieved by Oxford Outcomes Limited on completion.  In May 2011 the Company paid an additional £3.3 million ($5.5 million) on completion of this review.

On January 14, 2011 a put and call option was also agreed between the Company and the selling shareholders for the acquisition of the remaining common stock of Oxford Outcomes Limited during the year ended December 31, 2011 for cash consideration of £3.8 million ($6.0 million).  Further consideration of up to £1.5 million ($2.3 million) relating to this remaining common stock may become payable during the period to March 31, 2012 if certain performance milestones are achieved.  £3.8 million ($6.0 million) was accrued at September 30, 2011 in respect of the additional consideration payable relating to this option and a further £1.5 million ($2.3 million) was accrued relating to the potential additional consideration payable in respect of the performance milestones.  On October 20, 2011 this option was exercised and £3.8 million ($6.0 million) was paid by the Company to the selling shareholders together with a further £0.7 million ($1.1 million) in respect of the first element of amounts due in respect of the performance milestones.

On July 14, 2011 the Company acquired 100% of the common stock of Firecrest Clinical Limited (“Firecrest”), a market leading provider of technology solutions that boost investigator site performance and study management, for an initial cash consideration of €17.0 million ($24.4 million).  Cash acquired on the acquisition of Firecrest amounted to $2.0 million.  Further consideration of up to €33.0 million ($44.9 million) may become payable if certain performance milestones are achieved in the period to 30 June 2013.  At September 30, 2011 the Company has accrued €32.7 million ($44.4 million) in relation to these performance milestones.

On May 17, 2010 the Company acquired Timaq Medical Imaging, a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, located in Zurich, Switzerland for an initial cash consideration of CHF 1.3 million ($1.2 million).  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($3.1 million) if these milestones are achieved during the years ended 31 December 2010 to 31 December 2013. On 31 December 2010 CHF 0.3 million ($0.3 million) was paid to the former shareholders in respect of certain milestones for the year ended 31 December 2010.  CHF 2.6 million ($2.9 million) remains accrued in relation to the remaining milestones at 30 September 2011.

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc. for an initial cash consideration of $11.1 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, is engaged in the provision of Phase I clinical trial management services.  Certain performance milestones were built into the acquisition agreement requiring payment of additional consideration of up to $10.0 million if these milestones were achieved during the year ended December 31, 2008.  On September 3, 2010, $2.2 million was paid to the former shareholders of Healthcare Discoveries Inc. in full and final settlement of the outstanding consideration payable.

Net cash provided by financing activities during the nine months ended September 30, 2011 amounted to $3.4 million compared with net cash provided by financing activities of $13.7 million for the nine months ended September 30, 2010. Net cash provided by financing activities in both periods arose primarily from the exercise of stock options.

As a result of these cash flows, cash and cash equivalents decreased by $128.9 million during the nine months ended September 30, 2011 compared to an increase of $86.5 million during the nine months ended September 30, 2010.

On July 20, 2011 the Company agreed a three year committed multi currency revolving credit facility for $150.0 million with Citibank, JP Morgan, Ulster Bank, Deutsche Bank and Barclays Bank. Each bank subject to the agreement has committed an equal amount of $30 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favour of the banks. This facility replaced all facilities previously in place with Bank of Ireland, AIB, Citibank and JP Morgan.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Brendan Brennan
Date: November 10, 2011	Brendan Brennan
Chief Financial Officer